SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                              PANAVISION INC.
                           ----------------------
                              (Name of issuer)


                   Common Stock, par value $.01 per share
             --------------------------------------------------
                       (Title of class of securities)


                                 69830E209
                  ----------------------------------------
                               (CUSIP number)


                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
              -------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               April 19, 2001
                              ----------------
                       (Date of event which requires
                         filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                             Page 1 of 12 Pages
                          Exhibit Index on Page 12



CUSIP No. 69830E209            13D                   Page  2   of  12  Pages

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             M & F Worldwide Corp.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS

            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            --------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   7,320,225
          WITH              --------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            --------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  7,320,225
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,320,225
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 69830E209            13D                   Page  3   of  12  Pages

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             PVI Acquisition Corp.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS

            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY            --------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   7,320,225
          WITH              --------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            -------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  7,320,225
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,320,225
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------


Item 1.        Security and Issuer.

               This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 6219 DeSoto Avenue, Woodland Hills, California 91367.


Item 2.        Identity and Background.

               This statement is being filed by M & F Worldwide Corp., a corporation organized under the laws of the state of Delaware ("M & F Worldwide"), and PVI Acquisition Corp., a corporation organized under the laws of the state of Delaware ("PVI Acquisition" and together with M & F Worldwide, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons. M & F Worldwide is a holding company that produces licorice flavorings through its wholly owned subsidiary Pneumo Abex Corporation ("Pneumo Abex"). M & F Worldwide is an indirect (through Mafco Consolidated Holdings Inc., Mafco Consolidated Group Inc. and PX Holding Corporation) partially owned subsidiary of Mafco Holdings Inc. ("Mafco Holdings"). PVI Acquisition is a holding company and a wholly owned subsidiary of M & F Worldwide.

               The business address of the Reporting Persons is 35 East 62nd Street, New York, New York 10021.

               Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons and Mafco Holdings.

               To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor any of the persons listed on
Schedule I or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Each of the Reporting Persons and other corporations named in this Item 2 is a Delaware corporation. All of the individuals listed on
Schedule I are citizens of the United States of America.


Item 3.        Source and Amount of Funds or Other Consideration.

               As more fully described in Item 4 below, pursuant to the terms of the Stock Purchase Agreement (as defined below), the Reporting Persons purchased 7,320,225 shares of Common Stock from PX Holding Corporation, a Delaware corporation and a wholly owned subsidiary of Mafco Holdings("PX Holding") for an aggregate consideration consisting of (i) 1,500,000 shares of common stock, par value $.01 per share ("M & F Worldwide Common Stock"), of M & F Worldwide, issued from M & F Worldwide's treasury, (ii) 6,182,153 newly issued shares of preferred stock of M & F Worldwide, having a liquidation preference of $6.50 per share and one vote per share (the "Preferred Stock"), and (iii) $80,000,000 in cash (collectively, the "Aggregate Consideration").

               Funds required in connection with the transaction were obtained pursuant to an Amended and Restated Credit Agreement (the "Amended Credit Agreement"), entered into on April 19, 2001 (the "Closing Date"), by Pneumo Abex (the "Borrower"), Flavors Holdings Inc., a wholly owned subsidiary of M & F Worldwide ("Holdings"), BNP Paribas, as Documentation Agent, Chase Manhattan Bank, as Paying Agent (the "Paying Agent"), and the lenders party thereto, pursuant to which the Borrower may borrow up to $105,000,000. The Amended Credit Agreement includes a $90,000,000 five-year term loan facility which was fully drawn on the Closing Date and a $15,000,000 five-year revolving loan facility, $5,000,000 of which was drawn on the Closing Date (the "Loans").

               In addition, on the Closing Date, the Borrower, Holdings, PVI Acquisition, each of the Borrower's domestic subsidiaries (such subsidiaries, together with the Borrower, Holdings and PVI Acquisition, the "Grantors") and the Paying Agent entered into a Guarantee and Collateral Agreement. Pursuant to the Guarantee and Collateral Agreement, (i) the Borrower's obligations under the Amended Credit Agreement are guaranteed by each of the Grantors, and (ii) the Loans and other obligations outstanding under the Amended Credit Agreement are secured by a pledge of substantially all of the tangible and intangible personal property of each of the Grantors (including the capital stock of the Company held by PVI Acquisition, all of the capital stock of the Borrower and each of its domestic subsidiaries and a portion of the capital stock of certain of the Borrower's foreign subsidiaries).


               A copy of the Amended Credit Agreement is attached hereto as
Exhibit 1. The description of the Amended Credit Agreement is qualified in its entirety by reference to the Credit Agreement. A copy of the Guarantee and Collateral Agreement is attached hereto as Exhibit 2. The description of the Guarantee and Collateral Agreement is qualified in its entirety by reference to the Guarantee and Collateral Agreement.


Item 4.        Purpose of Transaction.

               The Reporting Persons have entered into the agreements described below in order to acquire control of the Company.

               On the Closing Date, M & F Worldwide and PX Holding entered into a stock purchase agreement (the "Stock Purchase Agreement"), pursuant to which PX Holding sold 7,320,225 shares of Common Stock (the "Shares") of the Company to M & F Worldwide for the Aggregate Consideration. The Preferred Stock was created pursuant to a certificate of designations (the "Certificate of Designations") filed by the Company with the Secretary of State of the State of Delaware on the Closing Date.

               A copy of the Stock Purchase Agreement is attached hereto as
Exhibit 3 and a copy of the Certificate of Designations is attached hereto as Exhibit 4. The description of the Stock Purchase Agreement and the Certificate of Designations are qualified in their entirety by reference to the Stock Purchase Agreement and the Certificate of Designations.

               In addition, the following agreements were entered into in connection with the execution of the Stock Purchase Agreement:

               (i) PX Holding and M & F Worldwide entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of the Closing Date, pursuant to which PX Holding will receive registration rights with regard to its shares of the M & F Worldwide Common Stock and Preferred Stock issued pursuant to the Stock Purchase Agreement;

               (ii) The Company, PX Holding and M & F Worldwide entered into a registration rights transfer agreement (the "Registration Rights Transfer Agreement"), dated as of the Closing Date, confirming that upon acquisition of the Shares, M & F Worldwide or its designated affiliate, PVI Acquisition Corp., will become a "Holder" under the Registration Rights Agreement, dated as of June 5, 1998, between the Company and PX Holding, and that all Shares will become "Registrable Securities" under such agreement;

               (iii) The Company, certain of its subsidiaries and M & F Worldwide entered into a tax sharing agreement (the "Tax Sharing Agreement"), dated as of the Closing Date, pursuant to which the Company, certain of its subsidiaries and M & F Worldwide agreed to allocate and share any liabilities which arise by virtue of the parties being consolidated for federal, and certain state and local, income tax purposes;

               (iv) Ronald O. Perelman, the sole shareholder of Mafco Holdings, and M & F Worldwide entered into a letter agreement (the "Letter Agreement") pursuant to which Mr. Perelman agreed to provide such financial support to M & F Worldwide as may be required in connection with payments of interest and principal or a refinancing of the Company's Credit Agreement and 9 5/8% Senior Subordinated Discount Notes Due 2006, such financial support to be in exchange for newly issued subordinated debt or shares of Preferred Stock of M & F Worldwide.

               (v) Mafco Holdings and M & F Worldwide entered into a letter agreement (the "Mafco Letter Agreement"), dated as of the Closing Date, pursuant to which Mafco Holdings, or corporations under its control, will make available to M & F Worldwide, as required from time to time in order for the Company to fulfill its obligations under the M & F Worldwide Letter (as defined below), an aggregate amount equal to $10,000,000 in exchange for newly issued subordinated debt or shares of the Preferred Stock of the Company; and

               (vi) M & F Worldwide delivered to the Company a letter (the "M & F Worldwide Letter"), dated as of the Closing Date, pursuant to which M & F Worldwide, or one of its wholly owned subsidiaries, will make available to the Company, as required from time to time by the Company to make payments of principal or interest under its credit facility or senior subordinated notes, but in any event no later than December 31, 2001, an aggregate amount equal to $10,000,000 (the Investment Contribution Amount") in exchange for subordinated debt, common stock or voting preferred stock of the Company. The payment of all or any portion of the Investment Contribution Amount by M & F Worldwide is conditioned upon M & F Worldwide having previously received an equivalent cash disbursement from Mafco Holdings pursuant to the Mafco Letter Agreement.

               A copy of the Registration Rights Agreement is attached hereto as Exhibit 5, a copy of the Registration Rights Transfer Agreement is attached hereto as Exhibit 6, a copy of the Tax Sharing Agreement is attached hereto as Exhibit 7, a copy of the Letter Agreement is attached hereto as Exhibit 8, a copy of the Mafco Letter Agreement is attached hereto as Exhibit 9 and a copy of the M & F Worldwide Letter is attached hereto as Exhibit 10. The description of the Registration Rights Agreement, Registration Rights Transfer Agreement, Tax Sharing Agreement, Letter Agreement, Mafco Letter Agreement and M & F Worldwide Letter are qualified in their entirety by reference to the Registration Rights Agreement, Registration Rights Transfer Agreement, Tax Sharing Agreement, Letter Agreement, Mafco Letter Agreement and M & F Worldwide Letter.

               The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

               Upon the closing of the transaction, M & F Worldwide contributed the Shares to PVI Acquisition.

Item 5.        Interest in Securities of the Issuer.

               (a)-(b) As of April 19, 2001, based upon information provided by the Company, there were 8,770,000 outstanding shares of Common Stock (net of shares held in the Company's treasury). PVI Acquisition has beneficial ownership of 7,320,225 shares of Common Stock, representing approximately 83.5% of the Common Stock outstanding. M & F Worldwide may be deemed to share beneficial ownership of such 7,320,225 shares of Common Stock, by virtue of its ownership of 100% of the common stock of PVI Acquisition.

               (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

               (d) Not applicable.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.

               See Item 3 and Item 4, above. Except as provided therein, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.


               Exhibit 1 Credit Agreement, dated as of April 19, 2001, by and among Pneumo Abex Corporation, Flavors Holdings Inc., the Lenders party thereto, BNP Paribas, as Documentation Agent and The Chase Manhattan Bank, as Paying Agent.

               Exhibit 2 Guarantee and Collateral Agreement, dated as of April 19, 2001, by and among Pneumo Abex Corporation, Flavors Holdings Inc., EVD Holdings, Inc., Concord Pacific Corporation, PVI Acquisition Corp., the Lenders party thereto, BNP Paribas, as Documentation Agent and The Chase Manhattan Bank, as Paying Agent.

               Exhibit 3 Stock Purchase Agreement, dated as of April 19, 2001, by and between PX Holding Corporation and M & F Worldwide Corp.

               Exhibit 4 Certificate of Designations, Powers, Preferences and Rights of Series B Non-Cumulative Perpetual Participating
                               Preferred Stock of M & F Worldwide Corp.

               Exhibit 5 Registration Rights Agreement, dated as of April 19, 2001, by and between PX Holding Corporation and M & F Worldwide Corp.

               Exhibit 6 Registration Rights Transfer Agreement, dated as of April 19, 2001, by and between PX Holding Corporation, Panavision Inc. and M & F Worldwide Corp.

               Exhibit 7 Tax Sharing Agreement, dated as of April 19, 2001, by and between Panavision Inc., certain of its subsidiaries and M & F Worldwide Corp.

               Exhibit 8 Letter Agreement, dated as of April 19, 2001, by and between Ronald O. Perelman and M & F Worldwide Corp.

               Exhibit 9 Mafco Letter Agreement, dated as of April 19, 2001, by and between Mafco Holdings Inc. and M & F Worldwide Corp.

               Exhibit 10 M & F Worldwide Letter, dated as of April 19, 2001, delivered by M & F Worldwide Corp. to Panavision Inc.


                                 SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: April 20, 2001


                                     M & F WORLDWIDE CORP.
                                     PVI ACQUISITION CORP.


                                     By: /s/ Glenn P. Dickes
                                         ----------------------------------
                                         Glenn P. Dickes
                                         Secretary



                                 SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS
                 OF MAFCO HOLDINGS INC., M&F WORLDWIDE CORP.
                         and PVI ACQUISITION CORP.


               The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., M & F Worldwide Corp. and PVI Acquisition Corp. are set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.


                            MAFCO HOLDINGS INC.


Name and Position
(if different from
Principal Occupation                   Present Principal Occupation or
or Employment)                         Employment and Address
--------------                         ----------------------

Ronald O. Perelman                     Director, Chairman and
                                       Chief Executive Officer of
                                       Mafco Holdings Inc.

Donald G. Drapkin                      Director and Vice Chairman of
                                       Mafco Holdings Inc.

Howard Gittis                          Director and Vice Chairman
                                       of Mafco Holdings Inc.

Barry F. Schwartz                      Executive Vice President and
                                       General Counsel of Mafco
                                       Holdings Inc.

Todd J. Slotkin                        Executive Vice President and
                                       Chief Financial Officer of
                                       Mafco Holdings Inc.



                            M&F WORLDWIDE CORP.


Name and Position
(if different from                     Present Principal Occupation or
Principal Employment)                  Employment and Address
---------------------                  ----------------------

Ronald O. Perelman                     Director, Chairman and
Director and Chairman of               Chief Executive Officer of
the Executive Committee of             Mafco Holdings Inc.
the Board of Directors

Howard Gittis                          Director and Vice Chairman
Chairman of the Board of               of Mafco Holdings Inc.
Directors, President and
Chief Executive Officer

Jaymie A. Durnan                       Private Equity Investor with
Director                               Radius Capital Partners, LLC

Theo W. Folz                           President and Chief Executive
Director                               Officer of Consolidated Cigar
                                       Corporation and its successor
                                       company Altadis U.S.A.

J. Eric Hanson                         Managing Director of Alpha
Director                               Private Equity Group

Ed Gregory Hookstratten                Engaged in private law practice,
Director                               specializing in entertainment
                                       law as a partner in Hookstratten
                                       & Hookstratten

Lance Liebman                          William S. Beinecke Professor of
Director                               Law at Columbia Law School and
                                       Director of the American Law
                                       Institute

Paul M. Meister                        Executive Vice President and
Director                               Vice Chairman of the Board of
                                       Fisher Scientific International,
                                       Inc.

Bruce Slovin                           President of MacAndrews &
Director                               Forbes Group, Incorporated

Stephen G. Taub                        President and Chief Executive
Director                               Officer of Mafco Worldwide
                                       Corporation

Barry F. Schwartz                      Executive Vice President and
Executive Vice President and           General Counsel of Mafco
General Counsel                        Holdings Inc.

Todd J. Slotkin                        Executive Vice President and
Executive Vice President               Chief Financial Officer of
and Chief Financial Officer            Mafco Holdings Inc.


                           PVI ACQUISITION CORP.


Name and Position
(if different from                       Present Principal Occupation or
Principal Employment)                    Employment and Address
---------------------                    ----------------------

Ronald O. Perelman                       Director, Chairman and
Director                                 Chief Executive Officer of
                                         Mafco Holdings Inc.

Howard Gittis                            Director and Vice Chairman
Director                                 of Mafco Holdings Inc.



                               EXHIBIT INDEX



Exhibit

1 Credit Agreement, dated as of April 19, 2001, by and among Pneumo Abex Corporation, Flavors Holdings Inc., the Lenders party thereto, BNP Paribas, as Documentation Agent and The Chase Manhattan Bank, as Paying Agent.

2 Guarantee and Collateral Agreement, dated as of April 19, 2001, by and among Pneumo Abex Corporation, Flavors Holdings Inc., PVI Acquisition Corp., EVD Holdings, Inc., Concord Pacific Corporation, the Lenders party thereto, BNP Paribas, as Documentation Agent and The Chase Manhattan Bank, as Paying Agent.

3                           Stock Purchase Agreement, dated as of April
                            19, 2001, by and between PX Holding
                            Corporation and M & F Worldwide Corp.

4 Certificate of Designations, Powers, Preferences and Rights of Series B Non-Cumulative Perpetual Participating
                            Preferred Stock of M & F Worldwide Corp.

5                           Registration Rights Agreement, dated
                            as of April 19, 2001, by and between
                            PX Holding Corporation and M & F
                            Worldwide Corp.

6 Registration Rights Transfer Agreement, dated as of April 19, 2001, by and between PX Holding Corporation, Panavision Inc. and M & F Worldwide Corp.

7 Tax Sharing Agreement, dated as of April 19, 2001, by and among Panavision Inc., certain of its subsidiaries and M & F
                            Worldwide Corp.

8 Letter Agreement, dated as of April 19, 2001, by and between Ronald O. Perelman and M & F Worldwide Corp.

9 Mafco Letter Agreement, dated as of April 19, 2001, by and between Mafco Holdings Inc. and M & F Worldwide Corp.

10 M & F Worldwide Letter, dated as of April 19, 2001, delivered by M & F Worldwide Corp. to Panavision Inc.